                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                                For May 23, 2006
                         Commission File Number 0- 50822

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

     36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                     (Addres of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F _X___     Form 40-F ________

         Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(1):   __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                   Yes ____                           No __X__

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) is pleased to announce the expansion of its comprehensive fixed-wing airborne geophysical survey in Niger to also cover its Irhazer uranium concession.

"The expansion of Northwestern's airborne program underscores management's commitment to an aggressive development program and our significant forward momentum in Niger following the recent completion of our C$17.9-million financing," said Kabir Ahmed, Chairman and CEO of Northwestern Mineral Ventures.
"Once the airborne survey is complete, we intend to advance quickly with mapping, prospecting, a ground geophysics program and soil sampling. We expect to use the resulting data in combination with previous exploration results to delineate high-priority areas for uranium drill testing."

The airborne survey over Irhazer will cover a total of nearly 12,000 line kilometers and is being flown at a line spacing of 200 meters and sensor clearance of 80 meters. It will acquire radiometric and magnetometric data that will be used to indicate the presence of potential uranium-bearing mineralization, as well as underlying structures that may be associated with uranium. The survey is being conducted by Fugro Airborne Surveys of South
Africa.

The fly-over portion of the program covering the In Gall concession has been completed. Northwestern will use the initial findings to refine the survey parameters and further optimize data collection over Irhazer.

In Gall and Irhazer cover 988,000 acres (4,000 square kilometers) of highly prospective land within the same stratigraphy as two operating uranium mines that together provide almost 10% of worldwide production. Niger currently ranks as one of the world's top producers of uranium."

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Northwestern Mineral Ventures Inc.

                                           By: /s/ Kabir Ahmed
                                           -------------------
                                                Kabir Ahmed
                                           Chief Executive Officer

Date: May 23, 2006